LICENSE AGREEMENT

     This License Agreement ("Agreement") is made and entered into as of October 1, 1999 ("Effective Date") by and between Sunbeam Corporation ("SUNBEAM"), a Delaware corporation, with an office at 2381 Executive Center Drive, Boca Raton, FL 33431, and Empyrean Bioscience, Inc. ("Licensee"), a Wyoming corporation, with an office at 2238 West Lone Cactus Drive, Suite 200, Phoenix, Arizona 85027.

BASIC INFORMATION

     The information in this Section appears here for ease of reference and is not to be used to construe any terms of this Agreement. The detailed and binding terms follow this Section.

INFORMATION                                                            PARAGRAPH

LICENSED TRADEMARKS    Sunbeam                                            1.1

LICENSED PRODUCTS      Hand sanitizers and first aid                      1.2
                       antiseptics, sanitizing wet wipes,
                       disinfectant surface sprays and
                       sanitizing baby wipes

TERRITORY              United States of America and its                   1.3
                       territories, possessions and
                       commonwealths and Canada

INITIAL TERM           Thirty-nine (39) months                            1.9

INITIAL EXPIRATION     December 31, 2002                                  1.7

RENEWAL TERM           Three years                                        1.10

RENEWAL EXPIRATION     December 31, 2005                                  1.8

ADVANCE:               $7,500 upon execution of agreement                 3.1
                       1999/2000: 6% of net sales

ROYALTY RATE:          2001 through 2002: 7% of net sales                 3.2
                       1999/2000:      $   20,000
                       2001:           $   60,000

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MINIMUM ROYALTY:       2002:           $  120,000                         3.3
                       1999/2000:      $  333,000

                       2001:           $  857,000

MINIMUM SALES:         2002:           $1,714,000                         3.4

ROYALTY PAYMENT DATE:  15th Day After end of each                         4.2
                       preceding Contract Quarter


RECITALS

     WHEREAS, SUNBEAM owns sufficient right, title and interest in and to the Licensed Trademarks to grant Licensee the rights set forth below; and

     WHEREAS, Licensee desires to use the Licensed Trademarks with the Licensed Products in the Territory and SUNBEAM desires to grant Licensee a license to do so.

     NOW, THEREFORE, in consideration of the terms and conditions set forth, the parties agree as follows:

1. DEFINITIONS

     As used in this Agreement, the following terms shall have the following meanings:

          1.1 "Licensed Trademarks" means the following trademarks in the exact form shown below:

                           [SUNBEAM LOGO]

          1.2 "Licensed Products" means only the following products bearing the Licensed Trademarks: Hand sanitizers and first aid antiseptics, sanitizing wet wipes, disinfectant surface sprays and sanitizing baby wipes.

          1.3 "Territory" means only the following countries: United States of America and its territories, possessions and commonwealths and Canada.

          1.4 "Contract Year" means each calendar year this Agreement is in effect, except for the Initial Year which shall commence on October 1, 1999 and end on December 31, 2000.

          1.5 "Contract Quarter" means each calendar quarter of each Contract Year.

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          1.6 "Contract Month" means each calendar months of each Contract Year.

          1.7 "Effective Date" means October 1, 1999.

          1.8 "Initial Expiration Date" means December 31, 2002.

          1.9 "Renewal Expiration Date" means December 31, 2005.

          1.10"Initial Term" means the period from the Effective Date to the Initial Expiration Date.

          1.11 "Renewal Term" means the period from the Initial Expiration Date to the Renewal Expiration Date.

          1.12 "Net Sales" means Licensee's total invoiced sales price of Licensed Products to its customers, excluding only state and federal taxes and returns evidenced by credit memoranda with no deductions for early payment, bad debts, advertising allowances, special promotions of any kind, costs incurred in manufacture, advertising or promotion.

2. GRANT OF LICENSE, TERRITORY AND TERM

          2.1 LICENSE. SUNBEAM hereby grants Licensee and Licensee hereby accepts a non-exclusive, personal, non-transferable, non-assignable and non-divisible, License to use the Licensed Trademarks upon and in connection with the sale and distribution of the Licensed Products in the Territory. Licensee shall have no right to sublicense the Licensed Trademarks or to combine the Licensed Trademarks with any other mark without SUNBEAM's prior written consent. Licensee agrees not use the Licensed Trademarks in combination with any other trademarks, designs or logos in any manner unless pre-approved in writing by SUNBEAM.

          2.2 TERRITORY LIMITATION. Licensee agrees to use the Licensed Trademarks, only in the Territory, directly or indirectly and agrees not to knowingly sell the Licensed Products to third parties who intend to or are likely to resell them outside the Territory. If SUNBEAM decides to license the Licensed Products in Mexico and/or South America within the first six (6) months of the 1999/2000 Contract Year, then Licensee shall have the first right of refusal to enter into such a license with SUNBEAM upon mutually agreeable terms.

          2.3 INITIAL TERM. The Initial Term commences on the Effective Date and terminates automatically on the Initial Expiration Date unless otherwise terminated in accordance with the terms and conditions of this Agreement.

          2.4 RENEWAL TERM. This Agreement may be renewed for a three year Renewal Term provided Licensee has met all the terms and conditions of this Agreement including Paragraph 11.1. If Licensee has not met all the terms and conditions of this Agreement then this Agreement shall automatically terminate

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without  notice on the Initial  Expiration  Date unless renewed upon the written notice of Sunbeam at its option within thirty (30) days after SUNBEAM'S receipt of the Contract Year end Royalty Report.

          2.5 COMPETING LICENSES. Licensee shall not serve as a Licensee of any third parties trademarks for use in conjunction with any products that directly compete with the Licensed Products.

3. ADVANCE AND ROYALTIES

          3.1 ADVANCE. Licensee shall pay SUNBEAM a non-refundable Up-front fee of $7,500 upon execution of this Agreement. The Up-front Fee shall be applied against future Royalties.

          3.2 ROYALTY. Licensee shall pay SUNBEAM a Royalty of 5% of Net Sales of Licensed Products for the 1999/2000 Contract Year and 7% of Net Sales for the 2001 Contract Year and subsequent Contract Years during the term of this Agreement. Licensee agrees not to dispose of the Licensed Products through free or discounted promotions unless pre-approved in writing by SUNBEAM. Approval of such free or discounted promotions will not be unreasonably withheld. For the purposes of this Agreement, Licensed Products shall be deemed sold of as of the date invoiced or shipped which ever occurs first.

          3.3 MINIMUM ROYALTY. Licensee shall pay SUNBEAM annual Minimum Royalties as follows:

          1999-2000 Contract Year ...........$ 20,000
          2001 Contract Year ................$ 60,000
          2002 Contract Year ................$120,000

Licensee shall pay SUNBEAM either the actual Royalty due for any Contract Month or one twelfth, except for the first year where it will be one fifteenth, of the Minimum Royalty for the respective Contract Year, which ever is higher, within fifteen (15) days after the end of each Contract Quarter. If Licensee fails to meet the Minimum Royalties in any Contract year, SUNBEAM shall have the option to terminate this Agreement without any right in Licensee to cure.

     3.4 MINIMUM SALES. Licensee agrees to meet the following Minimum Sales of Licensed Products in each Contract Year:

          1999-2000 Contract Year .........$  333,000
          2001 Contract Year ..............$  857,000
          2002 Contract Year ..............$1,714,000

If Licensee fails to meet the Minimum Sales in any Contract Year, SUNBEAM shall have the option to terminate this Agreement (without any right in Licensee to cure) by giving Licensee written notice within thirty (30) days after receiving Licensee's final Royalty Report for the previous Contract Year.

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     3.5 RENEWAL MINIMUM ROYALTY.

Licensee shall be required to have achieved or exceeded $3,730,000 in sales in order for the Renewal Term to be effected. If this Agreement is renewed in Accordance with the terms herein, Licensee shall pay SUNBEAM annual Minimum Royalties as follows:

          2003 Contract Year ................$180,000
          2004 Contract Year ................$225,000
          2005 Contract Year ................$270,000

Licensee shall pay SUNBEAM either the actual Royalty due for any Contract Quarter or one twelfth of the Minimum Royalty for the respective Contract Year, which ever is higher, within fifteen (15) days after the end of each Contract Quarter. If Licensee fails to meet the Minimum Royalties in any Contract year, SUNBEAM shall have the option to immediately terminate this Agreement (without any right in Licensee to cure) by giving Licensee written notice within thirty
(30) days after receiving Licensee's final Royalty Report for the previous Contract Year.

          3.6 RENEWAL MINIMUM SALES. If this Agreement is renewed in Accordance with the terms herein, Licensee agrees to meet the following Renewal Minimum Sales of Licensed Products in each Contract Year:

          2003 Contract Year ..............$2,571,000
          2004 Contract Year ..............$3,214,000
          2005 Contract Year ..............$3,857,000

If Licensee fails to meet the Minimum Sales in any Contract Year, SUNBEAM shall have the option to immediately terminate this Agreement (without any right in Licensee to cure) by giving Licensee written notice within thirty (30) days after receiving Licensee's final Royalty Report for the previous Contract Year.

4. ROYALTY REPORTS

          4.1 BOOKS AND RECORDS. Licensee shall maintain invoices and books of account for the sale, advertising and promotion of the Licensed Products for a period of at least three (3) years after termination of this Agreement. Such books of account shall be complete and accurate in accordance with generally accepted accounting practices. SUNBEAM or its designee shall have the right to enter Licensee's premises and inspect all books and records of Licensee relating to the sales, advertising and promotion of the Licensed Products within five (5) business days after notice to Licensee during the Initial Term and any Renewal Term and for three (3) years after termination. SUNBEAM's acceptance of any statement furnished or Royalty paid shall not preclude SUNBEAM from questioning its correctness and, in the event that underpayments are discovered, Licensee shall immediately render payment plus pay interest at a rate of the Prime Rate

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plus three percent (3%) from the date the payment was due. If the  underpayments are more a three percent (3%) off then Licensee shall also reimburse SUNBEAM for the costs of the audit and SUNBEAM shall have the option to terminate this Agreement upon thirty (30) days written notice.

          4.2 REPORTS AND PAYMENTS. Within fifteen (15) days after the last day of each Contract Month, Licensee shall give SUNBEAM a true and accurate Royalty Report in a format provided by SUNBEAM and verified by an officer of Licensee, stating for the preceding Contract Month at least the following:

          (i) The total dollar gross and Net Sales of Licensed Products by Product Category, Territory and Customer;

          (ii) The total unit sales of Licensed Products by Product Category, Territory and customer;

          (iii) The calculated Royalty payment due; and

          (iv) Such other explanatory information as SUNBEAM may reasonably require by giving written notice to Licensee.

Licensee shall pay SUNBEAM any Royalties due within 15 (fifteen) days after the colse of each Contract Quarter. All payments shall be made in US dollars by check or draft, payable to SUNBEAM or wire transferred to SUNBEAM's account at a bank designated by SUNBEAM, at SUNBEAM's option. Licensee's failure to deliver the required Royalty Reports and royalty payments shall constitute a material breach of this Agreement.

5. REVERSION

          5.1 CATEGORY REVERSION. If Licensee fails to commence sales and distribution to retailers in each of the following product categories of Licensed Products ("Product Category") in the Territory by the following dates:

          (i)  hand sanitizers and first aid antiseptics by June 30, 2000;

          (ii) sanitizing wipes and disinfectant surface sprays by December 31, 2000 ; and

          (iii) sanitizing baby wipes by June 30, 2001

then SUNBEAM shall have the option at its sole discretion to remove the Product Category from the definition of Licensed Products, by giving written notice at any time after the dates set forth above. Licensee shall notify SUNBEAM of the effective date of sales for each Product Category of Licensed Products in each country in the Territory.

          5.2 TERRITORY REVERSION. If Licensee's sales of Licensed Products fails to meet the following Minimum Sales Amounts in the following country:

          (i)  Canada 1999-2000 .............$40,000;

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Then SUNBEAM shall have the option at its sole  discretion to remove the country from the definition of Territory by giving Licensee written notice at any time after the dates set forth above.

          5.3 OTHER LICENSEES. Nothing in this Agreement shall be construed to prevent SUNBEAM from granting rights to a third party to use any trademarks including the Licensed Trademarks in the Territory for the same or similar products to the Licensed Products.

6. MANUFACTURE AND APPROVAL OF LICENSED PRODUCTS

          6.1 BEST EFFORTS. Licensee shall use its best efforts to manufacture, (or have manufactured for it by subcontractors approved by SUNBEAM) and sell Licensed Products that are of a high quality consistent with the high standards and goodwill of the Licensed Trademarks. Licensee acknowledges that its exploitation, advertising, promotion and sale of the Licensed Products is the essence of this Agreement and is essential to enhance and preserve the reputation of the Licensed Trademarks. All Licensed Products shall be of first-class commercial quality and shall conform to specific quality standards adopted by SUNBEAM. SUNBEAM reserves the right to modify its quality standards from time to time by reasonable written notice to Licensee. Each Licensed Product and the activities of Licensee under this Agreement shall only enhance and promote, but in no manner reflect adversely upon, the image, goodwill and reputation of SUNBEAM or a Licensed Trademark. If Licensee does not properly use the Licensed Trademarks on the Licensed Products or the quality of these items does not conform to the standards required by this Agreement, then, upon receipt of written notice from SUNBEAM identifying its objection, Licensee shall immediately cease the production, sale, advertising and distribution of the non-conforming Licensed Products. Licensee shall distinguish the Licensed Products from all other products manufactured and sold by Licensee and shall avoid confusing similarity between the Licensed Products and other products sold by Licensee.

          6.2  FACILITIES.  Licensee  shall  maintain  adequate  facilities  and qualified  personnel  to assure  and  perpetuate  the  quality  of the  Licensed
Products consistent with the high standards of SUNBEAM and the goodwill associated with the Licensed Trademarks. SUNBEAM or its duly authorized representative shall have the right, after giving twenty-four (24) hour notice notice, during reasonable business hours, to inspect Licensee's or its subcontractors manufacturing and distribution facilities, observe the manufacturing, warehousing and other processes involving any Licensed Product, and take samples of finished products or products in process.

          6.3 SUITABILITY AND TESTING. Each Licensed Product shall be of a high quality and of such style, appearance and quality as to be well suited for exploitation in accordance with the purposes of this Agreement. Licensee shall

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be  responsible  for all safety  testing and  approvals in  conformity  with the standards and legal requirements applicable to the manufacture, distribution or sale of any Licensed Product. Licensee shall submit at their expense each new Licensed Product to an outside testing lab approved by SUNBEAM to substantiate the quality of each product in accordance with the standards set by SUNBEAM. Once during each Contract Year, Licensee shall submit a random sample of each Licensed Product to SUNBEAM to allow SUNBEAM check product quality.

          6.4 APPROVALS. At each stage of design and production, prior to the manufacture, sale and distribution of any Licensed Product and/or use of any label, advertising, promotional or packaging material, Licensee shall submit samples to SUNBEAM and obtain SUNBEAM's written approval. Such samples shall include but not be limited to two (2) complete samples of each new style or model of Licensed Product; two (2) complete samples of all labels; and two (2) complete samples of all promotional, advertising and packaging materials intended to be used. SUNBEAM shall endeavor to approve such samples within ten
(10) business days after receipt. Licensee's failure to receive Sunbeam's approval shall be deemed a disapproval of such submitted samples. Licensee may not sell or otherwise distribute any such materials or Licensed Products until written approval is received from SUNBEAM. Licensee shall not make any alterations, additions, replacements or improvements to any previously approved Licensed Products or other materials incorporating the Licensed Trademarks without written approval from SUNBEAM.

          6.5 DISTRIBUTION CHANNELS. Licensee acknowledges that the Licensed Products are to be sold only in retail stores of high quality, reflecting the prestige of the Licensed Trademarks. Licensee agrees to sell the Licensed Products only to retail outlets in its ordinary course of business and not to;
(i) jobbers, or other parties that do not sell to consumers at retail exclusively; (ii) consumers through television, radio, Internet or other telecommunication; or (iii) to close-out stores, unless, and then only to the extent that, such sale has been approved in writing by SUNBEAM.

          6.6 GOVERNMENT REGULATIONS. Licensee will comply with all laws, rules, regulations and requirements of any governmental or administrative body (including, without limitation, the Federal Trade Commission, Federal Communications Commission and the Consumer Products Safety Commission), which may be applicable to the manufacture, advertising, merchandising, packaging, publicity, promotion, sales, distribution, shipment, import and export of the Licensed Products and/or its packaging, advertising or promotional materials.

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7. TRADEMARK AND COPYRIGHT OWNERSHIP

          7.1 TRADEMARK USE. Whenever Licensee uses a Licensed Trademark that is registered in the country in which the Licensed Products are to be sold, Licensee shall affix on all promotional and packaging material, labels and all Licensed Products the trademark notice "(R)" or the words "Registered Trademark", or the abbreviation "Reg. TM", legibly and irremovably. If the Licensed Trademark is not registered, Licensee shall affix the notice "TM" in the same manner. At all times, Licensee shall use Licensed Trademarks properly as a trademark, i.e., as a proper adjective and not as a noun or a verb.

          7.2 MODIFICATIONS OF LICENSED TRADEMARKS. Licensee shall not depart from the form of the Licensed Trademarks set forth in Paragraph 1.1. Licensee acknowledges that SUNBEAM may from time to time and without notice modify add or delete certain elements of a Licensed Trademark. SUNBEAM does not represent or warrant that any Licensed Trademark will be maintained or used by SUNBEAM in any particular fashion. If SUNBEAM modifies a Licensed Trademark and gives notice of such modification to Licensee, the rights of Licensee under this Agreement shall extend to the Licensed Trademarks as modified.

          7.3 REGISTRATIONS AND COOPERATION. SUNBEAM has the sole right to apply for and obtain at its own cost appropriate trademark or service mark protection for any Licensed Trademark in any country in the Territory. Licensee agrees to cooperate with SUNBEAM in the execution, filing and prosecution of any trademark applications that SUNBEAM may choose to file. Licensee agrees to supply SUNBEAM, without charge, samples, containers, labels and similar materials which SUNBEAM reasonably requests and to execute and deliver to SUNBEAM, whether during or after the Initial Term or Renewal term, any documents which SUNBEAM requests to confirm SUNBEAM'S ownership rights, to record this Agreement, or terminate Licensee as a registered user. Licensee appoints SUNBEAM as its attorney-in-fact to sign such documents in Licensee's name and to make appropriate disposition of them if Licensee fails or refuses to do so. SUNBEAM shall have no obligation to obtain trademark or service mark protection for any Licensed Trademarks in any country in the Territory.

          7.4 ACKNOWLEDGMENT. Licensee acknowledges that nothing herein gives Licensee any right, title or interest in the Licensed Trademarks apart from the License granted hereunder and that the Licensed Trademarks are the sole property of SUNBEAM and any and all uses by Licensee of the Licensed Trademarks in the Territory or other jurisdictions shall inure to the benefit of SUNBEAM. In no event shall Licensee's use of the Licensed Trademark be deemed or construed to create or vest any right, title or interest in and to Licensee.

          7.5 VALIDITY OF TRADEMARKS. Licensee acknowledges that the Licensed Trademarks are valid and enforceable and any registration thereon is duly and validly issued. Licensee represents and warrants that it shall not raise or cause to be raised any questions concerning or objections; (i) to the validity of the Licensed Trademarks; (ii) to any registration thereof or; (iii) to the proprietary rights of the SUNBEAM thereto, on any grounds whatsoever.

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          7.6  USE  OR  REGISTRATION  OF  TRADEMARKS.  Licensee  represents  and warrants that it shall not; (i) seek to register the Licensed Trademarks, or any term, script or device colorably similar thereto, in the Territory or any other jurisdiction; (ii) use the Licensed Trademarks or any term, script or device colorably similar thereto, on any products other than the Licensed Products as permitted under this Agreement; (iii) use the Licensed Trademarks in a manner that impairs SUNBEAM's right, title and interest therein or confuses or deceives the purchasing public with respect to the source or origin or standards of quality of the Licensed Products or; (iv) use the Licensed Trademarks in a manner, form or fashion which is not in compliance with the laws and regulations of the respective jurisdictions in the Territory.

          7.7 TERMINATION. Upon termination of this Agreement pursuant to Licensee's breach, Licensee shall cease all use of the Licensed Trademarks in the Territory or any other jurisdiction, or any term, script or device colorably similar thereto on any products. If the termination is due to SUNBEAM's breach, Licensee may complete any of its contracts entered into prior to termination for a period of one (1) year after termination as long as Licensee makes the royalty payments set forth in this Agreement.

          7.8 INJUNCTIVE RELIEF. Licensee acknowledges that should Licensee fail to cease advertising, manufacturing and shipping of Licensed Products bearing the Licensed Trademarks upon termination in accordance with the terms and conditions of this Agreement, such failure will result in immediate and irreparable injury to SUNBEAM. In such a case, in addition to any provable damages, costs and expenses of any proceeding, SUNBEAM shall be entitled to equitable relief by way of temporary and permanent injunction and such other further relief as any court with jurisdiction may deem just and proper.

          7.9  COPYRIGHTS.  SUNBEAM  shall  own all  right  title  and  interest
(including but not limited to copyright rights) in and to all advertising, packaging and other promotional documents prepared for the Licensed Products. Licensee agrees to cooperate with SUNBEAM in the execution, filing and prosecution of any documents required to confirm SUNBEAM's ownership rights in such copyright rights and documents.

          7.10 SUB CONTRACTORS. To the extent Licensee employs any subcontractors in connection with this Agreement, Licensee shall obtain from each contractor a binding written agreement in substantially the form attached hereto as Exhibit A, which shall contain; (i) an acknowledgement of SUNBEAM's absolute ownership of the Licensed Trademarks; and (ii) a disclaimer of any right or claim of said contractor in or to the Licensed Trademarks. A copy of the written commitment signed by each subcontractor shall be delivered to Licensor within thirty (30) days of the signing. In no event, shall the use of any subcontractor absolve or excuse Licensee from any of its responsibilities to Sunbeam under this Agreement. If at any time Sunbeam provides reasonable evidence to Licensee that any subcontractor which Licensee uses or intends to use has taken action inconsistent with SUNBEAM's absolute ownership of the Licensed Trademarks, Licensee shall immediately cease using and shall not thereafter use said subcontractor in connection with this Agreement.

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          7.11 URLS. SUNBEAM shall own all right, title and interest  (including but not limited to all intellectual property rights) in any URLs/domain names using the Licensed Trademarks or any variation thereof.

               (i) Licensee agrees to advertise, and promote the Licensed Products through a global computer network (hereinafter referred to as the "Internet") in the Territory. Prior to any use of the Licensed Trademarks on the Internet, Licensee shall submit copies of all proposed uses to SUNBEAM for written approval.

               (ii)  Licensee  shall have no right to and agrees not to register
          any  URL/domain  name   incorporating   the  Licensed   Trademarks  or
          variations thereof without written consent of SUNBEAM.

               (iii) SUNBEAM has the sole right to apply for and obtain at its own cost any URL/domain name including Licensed Trademarks or any variations thereof in any level domain. If Licensee wants to use a URL/domain name incorporating the Licensed Trademarks or any variation thereof, it shall submit a proposed name to SUNBEAM. SUNBEAM shall at its sole option approve or disapprove of such URL and register such URL/domain name and license it to Licensee pursuant to the terms set forth in Article 15 of this Agreement. Licensee agrees to cooperate with SUNBEAM in execution, filing, application and/or registration of a URL/domain name that SUNBEAM may choose to register.

               (iv) If Licensee has prior to the execution of this Agreement registered a URL/domain name incorporating the Licensed Trademarks or variation thereof, Licensee agrees that no rights to such URL/domain name will accrue to Licensee and Licensee will transfer such URL/domain name to SUNBEAM immediately upon SUNBEAM's request.

8. EXPLOITATION, MARKETING AND ADVERTISING

          8.1 PROMOTION. Licensee shall use its best efforts to develop, manufacture, promote and sell the Licensed Products in the Territory and to fill orders promptly in compliance with all legal requirements. Licensee shall diligently and continuously manufacture, distribute, promote and sell the Licensed Products during the Initial Term and any Renewal term.

          8.2 MARKETING PLAN. Licensee will develop a Sales and Marketing Plan for the introduction and growth of the Licensed Products for a period covering the License Term and will update this Marketing Plan annually. At least four (4) months prior to the beginning of each Contract Year, except for the first contract year where it will be fourteen (14) days after execution of the agreement, Licensee shall submit to SUNBEAM a plan for the marketing, advertising and sales activities anticipated for the subsequent Contract Year, including trade and consumer advertising, sales promotion, publicity, public relations and special events (trade shows, in-store activities, etc.) along with projected gross and net sales for each Product Category of Licensed Products in each separate territory. SUNBEAM shall provide written comments on, or its approval of, the marketing plan within ten (10) business days of receipt.
Licensee shall use its best efforts to address SUNBEAM's comments and/or concerns and resubmit the Marketing Plan in response to SUNBEAM'S comments within ten (10) business days of receipt of SUNBEAM's comments.

          8.3 SALES FORECASTS. In addition to an annual Sales Plan, Licensee shall provide SUNBEAM sales forecasts for requested designated periods by Product Category, Territories and, where possible, by accounts within five (5) business days after the request of SUNBEAM.

          8.4 TRADE AND CONSUMER ADVERTISING. During the first Contract Year, Licensee shall spend at least $100,000 for trade and consumer advertising for the Licensed Products. In each subsequent Contract Year, Licensee will spend $150,000 in the 2001 Contract Year and $200,000 in the 2002 Contract Year for trade and consumer advertising and promotion. Licensee shall include an itemized statement of all moneys spent by it for advertising and promotion during the preceding Contract Year with its last month's Royalty Report in each Contract Year. Licensee shall also promptly furnish SUNBEAM with a copy of all advertising and such other proof of advertising expenditures as SUNBEAM may reasonably request from time to time. For the purposes of this paragraph, "advertising" means the portion of direct costs incurred by Licensee in connection with newspaper, magazine and other print advertising; direct mail advertising; radio and television advertising; and promotional materials, displays and other point-of-sale materials displaying the Licensed Products. The cost of advertising includes design, production, agency and placement costs. To the extent that these expenditures do not equal or exceed the amount specified by this paragraph for the Contract Year, Licensee shall pay SUNBEAM the amount of the deficiency as an additional royalty in conjunction with the final payment due for that Contract Year. Licensee shall also reasonably cooperate with SUNBEAM in any multiple product advertising, which SUNBEAM wishes to conduct.

          8.5 MAILING LISTS. During the Initial Term and any Renewal Term of this Agreement, Licensee shall use reasonable commercial efforts to build and maintain mailing lists of consumers who have purchased or inquired about the Licensed Products through the use of warranty registration cards, survey cards, telephone inquiry, etc. The mailing lists shall include the consumer's name, mailing address and E-mail address. Six (6) months following the Effective Date of this Agreement, and every six (6) months thereafter, Licensee shall supply

SUNBEAM with complete and current mailing lists of consumers of the Licensed Products in the event that it has compiled a mailing list. SUNBEAM shall have the unrestricted right and license to use such mailing lists and information to promote, market and sell any and all products and services of SUNBEAM and its affiliated companies.

9. WARRANTIES AND REPRESENTATIONS

          9.1 SUNBEAM'S AUTHORITY. SUNBEAM represents and warrants that; (i) it is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to enter into and perform this Agreement and the transactions contemplated hereby; (ii) all requisite corporate action on the part of SUNBEAM has been completed for the authorization of the execution and delivery of this Agreement and the performance of the other transactions hereunder; (iii) this Agreement is, and such other transactions will be, valid and binding obligations of SUNBEAM, enforceable in accordance with their respective terms; and (iv) the execution and delivery of this Agreement by SUNBEAM and the consummation of the transactions contemplated hereby do not and will not violate the provisions of Sunbeam's Articles of Incorporation or By-Laws or the provisions of any note of which SUNBEAM is the maker or of any indenture, agreement, or other instrument to which SUNBEAM is a party.

          9.2 TITLE TO LICENSED TRADEMARKS. SUNBEAM knows of no right held by any third party adverse to the grant of the license hereunder for use of the Licensed Trademarks in conjunction with the Licensed Products in the Territory.

          9.3 LICENSEE'S AUTHORITY. Licensee represents and warrants that; (i) it is a corporation duly organized, validly existing and in good standing under the laws of the State of Wyoming and has all requisite corporate power and authority to enter into and perform this Agreement and the transactions contemplated hereby; (ii) all requisite corporate action on the part of Licensee has been completed for the authorization of the execution and delivery of this Agreement and the performance of the other transactions hereunder; (iii) this Agreement is, and such other transactions will be, valid and binding obligations of Licensee, enforceable in accordance with their respective terms; and (iv) the execution and delivery of this Agreement by Licensee and the consummation of the transactions contemplated hereby do not and will not violate the provisions of Licensee's Articles of Incorporation or By-Laws or the provisions of any note of which Licensee is the maker or of any indenture, agreement, or other instrument to which Licensee is a party.

          9.4 WARRANTIES AND REPRESENTATIONS. Licensee acknowledges that SUNBEAM has made no warranties or representations, other than as set forth in this Section, to induce Licensee to enter into this Agreement, including without limitation, any statement with respect to the validity, enforceability or coverage of the Licensed Trademarks, with respect to the Licensed Products.

          9.5 WARRANTY AND SERVICE. Licensee shall provide warranty protection, including but not limited to proper safety instructions and warnings, for the Licensed Products at a level, scope and duration equal to or greater than that offered by competitors for products similar to the Licensed Products. As part of supporting and servicing such warranty and warning obligations, Licensee shall establish and maintain a dedicated brand customer service "800" number for responding to customer inquiries, complaints and other matters to adequately service the purchasers of the Licensed Products during the Initial Term or Renewal Term of this Agreement for one (1) year after termination of this Agreement.

          9.6 SURVIVAL. Licensee acknowledges that its warranties, representations or acknowledgments set forth in this Agreement shall be effective during the Term of this Agreement and that Sections 7.3, 7.4, 7.5, 7.6, 7.7, 7.8, 9.4, 11.3, 12.2, 13.1, 14.1, 14.2 and 14.7 shall survive termination of this Agreement for any reason, including without limitation, the breach thereof by either or both Licensee and SUNBEAM.

10. INFRINGEMENT

          10.1 NOTIFICATION OF INFRINGEMENT. Licensee will immediately notify SUNBEAM in writing of any actual or alleged infringement, misappropriation or imitation by third parties of the Licensed Trademarks. Promptly after SUNBEAM receives such notice, it shall evaluate the matter; however, SUNBEAM shall have no obligation to take any action and shall have the sole right to determine whether or not any action shall be taken on account of any such infringement, misappropriation or imitation. Licensee shall not take any action on such account without obtaining the prior express written permission of SUNBEAM. If deemed necessary or desirable by SUNBEAM, Licensee shall be entitled to join SUNBEAM as a party to any such litigation it brings; however, any award of damages from such litigation shall belong solely to SUNBEAM.

          10.2 LICENSEE COOPERATION. Licensee shall cooperate and provide any documents and personnel reasonably necessary for SUNBEAM to confirm its right, title and interest in and to the Licensed Trademarks and to defend the Licensed Trademarks in any litigation or proceeding. SUNBEAM shall be obligated to pay only the reasonable out-of- pocket costs of such cooperation, which shall not include attorneys fees, executive time, first class fares or the like.

11. TERMINATION & RENEWAL

          11.1 TERMINATION & RENEWAL. This Agreement shall terminate on the Initial Expiration Date except as follows. In the event that; (i) Licensee's sales and royalties in each Contract Year have exceeded the amounts set forth in
Section 3; (ii) Licensee's sales during the Initial Term have shown increases each Contract Year; (iii) Licensee has met all other conditions and obligations of this agreement; and (iv) Licensee has given SUNBEAM written notice of its commitment to renew this Agreement at least six (6) months prior to the Initial Expiration Date, this Agreement shall be automatically renewed for a period of three (3) years and shall be deemed to have a Renewal Expiration date of December 31, 2005. SUNBEAM shall endeavor to notify Licensee within thirty (30) days of receiving Licensee's written notice to SUNBEAM of its commitment to renew this Agreement.

          11.2 OTHER EVENTS OF TERMINATION. This Agreement may be terminated at SUNBEAM's option upon the occurrence of any of the following events; (i) Licensee fails to perform or fulfill any term or obligation of this Agreement in the time and manner provided, and if such default shall continue for thirty (30) days after written notice thereof. Such right to terminate this Agreement shall be in addition to and shall not be prejudicial to any right or remedies, at law or in equity, which SUNBEAM may have on account of such default; (ii) If Licensee becomes insolvent, makes an assignment for the benefit of creditors, adjudged bankrupt, or if a receiver or trustee of the property of Licensee shall be appointed; or(iii) If Licensee fails to pay any of the royalties due hereunder within ten (10) days after SUNBEAM's notice of such failure.

          11.3 EFFECT OF TERMINATION. Upon expiration or termination of this Agreement for any reason, Licensee shall:

               (i) Immediately cease manufacture, sale, distribution or use of the Licensed Products and any advertising, promotional and packaging materials, labels, literature, stationary or other items bearing the Licensed Trademarks. In the event the expiration or termination of this Agreement is without the fault of Licensee, Licensee shall have three (3) months after expiration or termination to dispose of its remaining inventory of Licensed Products on hand or in process, at the date of termination or expiration in accordance with the provisions of this Agreement;

               (ii) have no right to preclude SUNBEAM from immediately using or licensing others to use the Licensed Trademarks for the Licensed Products;

               (iii) provide SUNBEAM within thirty (30) days thereafter with a statement indicating the number and description of Licensed Products that it has on hand, or is in the process of manufacturing, as of the date of expiration or termination. SUNBEAM shall have the option of conducting a physical inventory in order to ascertain or verify such inventory and/or statement and SUNBEAM shall have the right at its sole discretion to purchase such inventory at cost or its market value, whichever is lower. In such event Licensee shall forfeit its rights hereunder to dispose of such inventory in accordance with this Section;

               (iv) deliver to SUNBEAM within thirty (30) days after the sale of any inventory permitted hereunder, free of any charge to SUNBEAM, all advertising, labels and promotional materials or the like bearing the Licensed Trademarks;

               (v)  permit  SUNBEAM's  authorized   representatives  to  inspect
Licensee's books and records in accordance with and for the purposes set forth in this Agreement for a period of three (3) years thereafter; and

               (vi) account to SUNBEAM and make the payments called for in this Agreement within thirty (30) days, including any unpaid Annual Minimum Royalties for the remainder of any Contract Year, from the last reported period up to and including the date of termination and monthly thereafter for any permitted inventory sales.

12. INDEMNIFICATION

          12.1 BY SUNBEAM. SUNBEAM agrees to indemnify Licensee and its officers, directors, employees, and/or agents and hold them harmless against claims, demands, causes of action and judgments (including reasonable attorney's fees, expert fees, court costs, and accountants) brought by a third party solely alleging that Licensee's use of the Licensed Trademarks as authorized under and in accordance with this Agreement infringes such third party's trademark rights, provided that; (i) Licensee gives SUNBEAM notice of the claim within fifteen
(15) business days after notification of such a claim; and (ii) permits SUNBEAM to undertake and conduct the defense of such claim with attorneys of its own selection. SUNBEAM shall have no duty to indemnify or otherwise hold harmless Licensee or its officers, directors, employees and/or agents in the event such a claim is caused by Licensee's breach of this Agreement or any negligence on the part of the Licensee.

          12.2 BY LICENSEE. Except for claims based on use of the Licensed Trademarks as set forth in Paragraph 12.1, Licensee agrees to indemnify SUNBEAM and its affiliated companies and their officers, directors, employees and/or agents and shall hold them harmless against any and all claims, demands, causes of action and judgments (including reasonable attorneys fees, expert fees, court costs, accounts and executives time) arising out of; (i) Licensee's manufacture, distribution, shipment, labeling, advertising, promotion, offering for sale and/or sale of Licensed Products and/or the promotional and packaging material therefore; (ii) any allegedly unauthorized use of any trademark, patent, know-how, trade secret, process, idea, method, article of manufacture or proprietary right of a third party by Licensee in connection with the Licensed Products; (iii) Licensee's performing or not performing any activities under any of the terms and provisions of this Agreement or Licensee's activities in any way connected with such performance or non-performance; (iv) any defect or health hazard in any Licensed Product; or (v) any breach by Licensee of this Agreement. SUNBEAM agrees to give notice to Licensee within fifteen (15) business days after notification of each such claim. SUNBEAM shall have the right to undertake and conduct the defense of any cause of action and handle any such claim or demand with attorneys of its own selection.

          12.3 IMPLIED WARRANTIES. The representations and warranties contained in this Agreement are in lieu of all other representations, warranties or guarantees, express or implied, which could be deemed applicable to this license or the Licensed Products. Licensee acknowledges that SUNBEAM has made no warranties with respect to the Licensed Products, which are solely the responsibility of Licensee. NO EXPRESS WARRANTIES AND NO IMPLIED WARRANTIES AS TO MERCHANTABILITY, FITNESS FOR ANY PARTICULAR PURPOSE OR USE OR OTHERWISE WITH RESPECT TO THE LICENSED PRODUCTS SHALL APPLY NOR HAVE ANY BEEN MADE BY SUNBEAM. LICENSEE HEREBY WAIVES ALL SUCH WARRANTIES OR GUARANTIES, EXPRESS OR IMPLIED, ARISING BY LAW OR OTHERWISE.

13. INSURANCE

          13.1 INSURANCE. Licensee shall obtain and maintain at its own expense, commencing at least thirty (30) days prior to the date of any distribution or sale of Licensed Products and for at least three (3) years after termination of this Agreement, comprehensive product and general liability insurance naming SUNBEAM and its subsidiaries, affiliated companies and their respective officers, directors, employees and agents as an insured party. Licensee shall obtain insurance from a qualified insurance carrier having a rating of "A" class "X" or better according to Best's Insurance Reports and Standard and Poors, in the amount of at least five million dollars ($5,000,000.00) per occurrence and five million dollars ($5,000,000) in the annual aggregate. The insurance policy shall specify that it covers all the Licensed Products and that it may not be modified or canceled by the insurer, except after fifteen (15) business days prior written notice by the insurer to SUNBEAM. If such cancellation takes place or if the policy coverage is diminished in any way, SUNBEAM may immediately and without notice terminate this Agreement. Prior to manufacturing, distributing or selling any Licensed Products or related promotional or packaging material, Licensee shall provide SUNBEAM with a copy of such policy. The stipulated limits of insurance shall not be construed as a limitation of any potential liability of Licensee to SUNBEAM.

14. MISCELLANEOUS

          14.1 RIGHT TO CONFIDENTIAL INFORMATION. Licensee shall have no right of access to any of SUNBEAM's confidential or proprietary information, including any formula, pattern, compilation, program, device, method, technique, process or file and waives all right to access any such information in the course of litigation, arbitration or otherwise, except for information related to a litigation or arbitration relating to use of the Licensed Trademarks.

          14.2 CONFIDENTIAL INFORMATION. During the terms of this Agreement, Licensee may have access to certain confidential and proprietary information of SUNBEAM, including but not limited to business plans, proposed advertising, designs, sales records, financial data and manufacturers know-how. Recognizing that such information represents valuable assets and property of SUNBEAM and the harm that may befall SUNBEAM if such information is disclosed, Licensee agrees to hold such information in strict confidence and not to use or otherwise disclose such information to third parties without having received the prior written consent of SUNBEAM. The obligation of confidentiality created herein shall not apply to; (i) Information in the public domain, provided it did not come into the public domain through the unauthorized acts of Licensee; or (ii) to information which was Licensee's possession prior to its disclosure to Licensee by SUNBEAM.

          14.3 RELATIONSHIP. Nothing in this Agreement shall be construed to create an agency, partnership, franchise/franchiser or joint venture relationship between the parties. Licensee is not authorized to incur any financial obligations on SUNBEAM's behalf.

          14.4 FORCE MAJEURE. Neither Party shall be liable to the other for any loss, injury, delay or damage whatsoever suffered or incurred by the other party due to causes beyond such party's control including acts of God, war, sabotage, and any other causes which cannot be controlled by such party but excluding strikes by employees under Licensee's or its subcontractors control.

          14.5 INTEREST. If Licensee fails to timely make any payments due under this Agreement, Licensee shall pay interest on the unpaid balance from the date such payment becomes due until the date the entire amount is paid in full at a rate equal to three percentage (3%) points over the prime rate being charged in New York, New York by Citibank, N.A as of the close of business on the date the payment first becomes due. The interest payments shall be in addition to any other remedies due SUNBEAM by law or equity.

          14.6 NOTICES IN WRITING. Any notice, consent, demand or other communication required under this Agreement must be in writing and mailed by registered or certified mail (return receipt requested) or sent by commercial courier service with delivery confirmed to the parties at the following addresses, or at such other address as may be designated in writing by any party in a notice to the other given in the manner prescribed, and will be deemed given on the date such notice is received.

          IF TO SUNBEAM:

                 Sunbeam Corporation
                 2381 Executive Boulevard
                 Boca Raton, FL 33431
                 Attn.:  President Licensing Division
                 Fax No.:  561/912-4667

                 Corporate Secretary
                 Sunbeam Corporation
                 2381 Executive Boulevard
                 Boca Raton, FL 33431
                 Fax No.:  561/912-4465

                 If to Licensee:

                 Empyrean Bioscience, Inc.
                 Bennett S. Rubin, Executive Vice President,
                   Chief Marketing Officer
                 2238 West Lone Cactus Drive
                 Suite 200
                 Phoenix, AZ 85027
                 with a copy to:

          14.7 APPLICABLE LAW AND JURISDICTION. This Agreement shall be deemed to have been made, entered into and finally executed and delivered in the State of Florida and all rights and duties of the parties hereto shall be governed, controlled, interpreted and defined by and under the laws of the State of Florida, without giving effect to any choice of law or conflict of law provisions. All disputes related to this Agreement shall be governed by the laws of the State of Florida and each party irrevocably submits to the exclusive jurisdiction of the courts of proper subject matter jurisdiction sitting in the State of Florida, solely for the purpose of interpreting this Agreement and adjudicating any dispute arising hereunder.

          14.8 EQUITABLE RELIEF. Licensee acknowledges and agrees that; (a) its failure to perform its obligations under this Agreement and its breach of any provision hereof, in any instance, shall result in immediate and irreparable damage to SUNBEAM; (b) no adequate remedy at law exists for such damage; and (c) in the event of such failure or breach, SUNBEAM shall be entitled to equitable relief by way of temporary, preliminary and permanent injunctions, and such other and further relief as any court of competent jurisdiction may deem just and proper, in addition to, and without prejudice to, any other relief to which such party may be entitled.

          14.9 WAIVER. Waiver by a party in a particular instance of any of its rights under this Agreement shall not be considered as a continuing waiver of such rights or of any other right.

          14.10 VALIDITY. In the event that any one or more provisions or terms of this Agreement are found invalid or unenforceable, the validity or enforceability of any remaining provisions or terms of this Agreement shall not in any way be affected or impaired unless such provisions or terms are found to be of importance to the consideration in entering into this Agreement.

          14.11 ENTIRE AGREEMENT. This Agreement sets forth the entire agreement and understanding between the parties as to its subject matter, and supersedes all prior agreements and understandings between them. Neither party shall be bound by any conditions, definitions, warranties or representations with respect to the subject matter of this Agreement, except as duly set forth in a written document which is dated on, as of, or subsequent to the date of this Agreement, and signed by parties. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and shall bind the signatories.

          14.12 BENEFIT. This Agreement and the license granted herein shall be binding upon and inure to the benefit of the parties and their respective successors.

          14.13 TITLES, NUMBERING & COUNTERPARTS. Any titles or numbering included in this Agreement are provided for the convenience of the parties and are not to be used in construing this Agreement.

15. DOMAIN NAME AND LINKING LICENSE

          15.1 LICENSE. SUNBEAM hereby grants Licensee and Licensee hereby accepts a personal non-transferable, non-assignable and non-divisible, royalty-free, exclusive License to use the Licensed Trademarks on the web site at URL: http//www._______________.com in connection with the sale of the Licensed Products (the "Licensee Web Site") in accordance with the terms and provisions of this Agreement.

          15.2 USE OF TRADEMARKS. Licensee shall not use the Licensed Trademarks on the Licensee Web Site without SUNBEAM's prior written approval. Licensee shall submit copies of the proposed web site graphics and text to SUNBEAM for its written approval prior to Licensee placing the Licensed Trademarks on the Licensee Web Site. SUNBEAM shall endeavor to approve such samples within ten
(10) business days after receipt. Licensee's failure to receive SUNBEAM's approval shall be deemed a disapproval of such submitted materials. Licensee shall not make any alterations, additions, replacements or improvements to any previously approved web site graphics or text incorporating the Licensed Trademarks without the prior written approval of SUNBEAM.

          15.3 LICENSEE TRADEMARK LICENSE. Licensee hereby grants to SUNBEAM a limited license to use Licensee's trademarks and trade name as set forth on Exhibit B (the "Licensee Mark") on the SUNBEAM and/or SUNBEAM web site solely for purposes of creating a link, which may include hypertext, text, banner, logo and contextual links, (hereinafter referred to as "Link") between Licensee Web Site and any URL registered to SUNBEAM (hereinafter referred to as "SUNBEAM Web Site"). If SUNBEAM desires to use a Licensee Mark other than on the SUNBEAM Web Site in connection with promoting the web sites, SUNBEAM shall, in each instance, obtain Licensee's written approval for use of the Licensee Mark, which consent shall not be unreasonably withheld or delayed.

          15.4 RESERVATION OF RIGHTS. The parties acknowledge and agree that (i) each parties' trademarks are and shall remain the sole property of that party;
(ii) nothing in this provision shall convey to either party any right of ownership in the other party's trademarks (iii) neither party shall now or in the future contest the validity of the other party's trademarks; and (iv) neither party shall in any manner take any action that could impair the value of, or goodwill associated with such trademarks. The parties acknowledge and agree that all use of the other party's trademarks by a party shall inure to the benefit of the party whose trademarks are being used.

          15.5 LINKING.

               (a) SUNBEAM shall establish and maintain, at its cost, at least one Link from the SUNBEAM Web Site to the Licensee web page that promotes and markets the Licensed Products.

               (b) Licensee shall establish and maintain, at its cost, at least one Link from Licensee's web site to the SUNBEAM Web Site, to a particular web page designated by SUNBEAM. Further, with SUNBEAM's consent, Licensee may establish, at its cost, additional Links from the Licensee Web Site to the SUNBEAM Web Site.

          15.6 JOINT MARKETING EFFORTS.

               (a) Where appropriate and at SUNBEAM's discretion, SUNBEAM may periodically feature Licensee's Web Site and the Licensed Products on the SUNBEAM Web Site and in other SUNBEAM marketing programs and marketing materials.

               (b) Where appropriate and with SUNBEAM's approval, Licensee will periodically feature the Licensed Products and the SUNBEAM Web Site on the Licensee Web Site and in its marketing programs and marketing materials.

               (c) SUNBEAM and Licensee shall participate in joint sales and marketing discussions at mutually agreed times and locations to discuss how the parties can participate in additional joint marketing and business development opportunities.

          IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their respective officers duly authorized as of the Effective Date of execution.



SUNBEAM CORPORATION


By:
    ------------------------------------

Typed Name:
            ----------------------------

Title:
       ---------------------------------

Date:
      ----------------------------------



EMPYREAN BIOSCIENCE, INC.


By:
    ------------------------------------

Typed Name:
            ----------------------------

Title:
       ---------------------------------

Date:
      ----------------------------------

                                    EXHIBIT A

                        CONTRACT MANUFACTURING AGREEMENT



                                                Date

[Manufacturer]

______________________________

______________________________


Dear _________________________ :


As we have discussed with you, Empyrean Bioscience, Inc. ("Licensee") has entered into a license agreement (the "License Agreement") with SUNBEAM CORPORATION ("Licensor") granting to Licensee the right to use the ["Sunbeam"] label, trademark and logo as set forth in Schedule A ("Licensed Mark") in conjunction with the following merchandise; hand sanitizers and first aid antiseptics, sanitizing wet wipes, disinfectant surface sprays and santizing wet wipes (the "Merchandise") for resale to retailers designated by Licensor. We anticipate that your services will be used by Licensee in manufacturing Merchandise and/or related packaging under this program. In consideration of Licensor's approval of the manufacture by you of any Merchandise or related packaging to be sold or promoted by Licensee under the Licensed Mark (hereafter referred to as the "Licensed Merchandise") pursuant to an agreement between you and Licensee (the "Manufacturing Agreement"), it is essential that you understand and agree to the following:

1. Licensor is the absolute owner of all right, title and interest in and to the Licensed Mark.

2. You now and forever disclaim any and all right or claim in or to the Licensed Mark.

3. You agree to perform your obligations in a manner consistent with Licensee's responsibilities under the License Agreement, to respect, preserve and protect the Licensed Mark and Licensor's absolute ownership of the Licensed Mark.

4. You agree that your right to manufacture Licensed Merchandise is in all respects subject to the terms and conditions in the License Agreement, including, but not limited to, the termination provisions and restrictions on the use of the Licensed Mark. You shall sell Licensed Merchandise only to Licensee. You agree that your manufacture of Licensed Merchandise shall give you no right to use the Licensed Mark or to use or sell Licensed

     Merchandise that bears the Licensed Mark or was created especially for use in connection with the Licensed Mark beyond the earlier of the expiration or termination of the License Agreement or the expiration or termination of the Manufacturing Agreement. You agree not to use any information or know-how that you may obtain in connection with your manufacture of Licensed Merchandise in the manufacture of products except pursuant to the Manufacturing Agreement. If Licensee's right to use the Licensed Mark expires or terminates, you agree to make no claim against Licensor for any reason.

5. You will comply with all laws, rules, regulations and requirements of any governmental or administrative body, which may be applicable to the manufacture, sale, distribution, shipment, import and export of the Licensed Merchandise, its packaging, componentry, or other related materials.

6. You further agree and acknowledge that any use by you or your agents, employees or subcontractors inconsistent with the terms of this agreement or the License Agreement will subject you to all remedies at law or equity available to Licensor and/or Licensee including, but not limited to, injunctive relief, damages, costs and attorneys' fees.

7. You further agree that the provisions of this agreement shall take precedence over and supersede any other agreements between us which may conflict with the terms stated herein.

8. This agreement shall be governed by and construed in accordance with the laws of the State of Florida, as if the parties were residents of such State, and the parties hereby consent to the exclusive jurisdiction of the courts located within the State of Florida for the resolution of any dispute arising hereunder.

Please acknowledge your acceptance of the above terms by signing below and returning one fully executed original to my attention.

                                             Sincerely,

                                             Empyrean Bioscience, Inc.

                                             By:
                                                 -------------------------------
Acknowledged and Agreed:                     Title:
                                                    ----------------------------

[Manufacturer]

By:
    ------------------------------------

Title:
       ---------------------------------

Date:
      ----------------------------------


Approved:

The Coleman Company, Inc.

By:
    ------------------------------------

Typed Name:
            ----------------------------

Title:
       ---------------------------------

Date:
      ----------------------------------

                                   SCHEDULE A






                                 [SUNBEAM LOGO]